UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Geo Point Resources, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37253B 200

(CUSIP Number)

Robert N. Wilkinson, Esq.

Anderson Call & Wilkinson, P.C.

110 So. Regent Street, Suite 200

Salt Lake City, UT 84111

(801)-533-9645

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS The Sorenson Family Trust dated 12/3/1994
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,042,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,042,500
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,042,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.04%
14	TYPE OF REPORTING PERSON (see instructions) OO

Item 1.       Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.001 per share par value (the “Common Stock”), of Geo Point Resources, Inc., a Nevada corporation (the “Company”), with its principal executive offices at c/o TORtec Group, 30 N. Gould Street, Suite R, Sheridan, WY 83801.

Item 2.       Identity and Background

The following information is presented in response to this Item:

(a)  This Schedule 13D is filed by The Sorensen Family Trust dated 12/3/1994.  The Trustees and primary beneficiaries of the Trust are Asael T. Sorensen, Jr. and Marilyn H. Sorensen.

(b)  The principal address of The Sorensen Family Trust is 708 East 1780 North, Orem, Utah 84097.

(c)  The principal business of The Sorensen Family Trust is to hold investments for estate planning purposes.

(d) During the last five years, neither the Trust nor its Trustees or primary beneficiaries has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Trust nor its Trustees or primary beneficiaries has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Trust was formed in the state of Utah.  Its trustees and beneficiaries are citizens of the U.S.A.

Item 3.       Source and Amount of Funds or Other Consideration

On November 22, 2017, the Company entered into a Share Exchange Agreement with TORtec Group, a Wyoming corporation (“TORtec”), and all of the Shareholders of TORtec, pursuant to which the Company acquired 100% of the issued and outstanding shares of Common Stock of TORtec.  The acquisition of TORtec by the Company was successfully consummated on December 4, 2017.

Under the terms of the Share Exchange Agreement, a total of 90,000,000 shares of the Company’s restricted Common Stock were issued to the seventeen (17) TORtec shareholders as consideration in an exchange for all 10,000,000 issued and outstanding shares of TORtec Common Stock being transferred to the Company, making TORtec a wholly owned subsidiary of the Company.  The 90,000,000 shares of our common stock issued to the shareholders of TORtec were issued in reliance on one or more exemptions from securities registration.  Each shareholder to whom shares were issued represented to the Company that the shares of the Company being acquired were being acquired for its own account and for investment purposes and not with a view to the public resale or distribution of such shares and each stockholder has further acknowledged that the shares issued were not registered under the Securities Act and are "restricted securities" as that term is defined in SEC Rule 144 promulgated under the Securities Act and must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available.  The shares were issued in reliance on the exemption provided in Section 4(2) of the Securities Act, SEC Rule 506 or SEC Regulation S, and stock certificates representing those shares of the Company will contain an appropriate restricted legend.

As part of the Closing of the acquisition, the Company’s then sole director (William C. Lachmar) elected Franc Smidt, Alex Schmidt, Maksim Goncharenko, Jeffrey R. Brimhall, Stephen H. Smoot, and Irina Kochetkova to the Company’s Board of Directors before resigning as an officer and director of the Company.  The following persons were then elected as officers of the Company: Franc Smidt – Chairman of the Board of Directors, Stephen H. Smoot

- President and CEO, Alex Schmidt – Vice President, and Irina Kochetkova – Secretary and Treasurer.  Jeffrey R. Brimhall resigned as an officer of the Company but was appointed to serve as a director.

As a result, the TORtec shareholders collectively own 90% of the Company’s issued and outstanding shares of Common Stock immediately following the acquisition of Tortec.

The Sorensen Family Trust which owned 782,500 shares of TORtec’s issued and outstanding shares of Common Stock prior to the acquisition, received a total of 7,042,500 shares of the Company’s Common Stock in the exchange for its 782,500 TORtec shares.

The acquisition of TORtec resulted in a change of control of the Company.

On September 9, 2017, TORtec entered into General Agreement No. US-17 on cooperation and joint activities on commercialization of TOR-technologies, introduction of new productions, products and services in the markets of North, Central and South America (the “Exclusive License Agreement”) with the parties that invented the TOR-technology.  The Exclusive License Agreement grants to TORtec Group an exclusive license to utilize the technology for certain purposes throughout North, Central and South America.

The ‘TOR-technology’ equipment is best described as a cascaded adiabatic resonance vortex mill utilizing compressed air as the energy in the system.  This proprietary technology includes the ability to size and classify material processed by elemental composition and specific gravity.

In some cases, the quality and composition of the materials and liquids processed are new.  This TOR-technology has the potential to influence the efficiency and quality of the micro-pulverization industry for re-mineralizing soil, conserve energy, cleanup and extract value from mining waste piles and to create new bio-products and metal-ceramic composites.

The Company now plans to become engaged, through our subsidiary TORtec Group, in the business of harnessing the natural implosion forces of a vortex (tornado), employing resonating frequencies, to disintegrate soft to ultra-hard materials into micron or nano-sized particles.

Item 4.       Purpose of Transaction

See Item 3.

Item 5.       Interest in Securities of the Issuer

The following information is presented in response to this Item:

(a)  As of the date hereof, The Sorensen Family Trust owns 7,042,500 shares of Common Stock, representing approximately 7.04% of the shares of outstanding Common Stock of the Company (based on the 100,000,000 shares of Common Stock of the Company outstanding as of December 4, 2017, including amounts issued in connection with the acquisition of TORtec Group, effective December 4, 2017.

(b)  Mr. Asael T. Sorensen, Jr. and his wife, Marilyn H. Sorensen, as the Trustees of the Trust have the shared power to vote and dispose of the 7,042,500 shares of Common Stock of the Company beneficially owned by the Trust.

(c)  Other than the transactions described herein, the Trust has not effected any transaction in the Common Stock of the Company during the past 60 days.

(d)  Except as specifically set forth in this Item 5, to the knowledge of the Trust, no person other than the trustees has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of the Company that are beneficially owned directly, or deemed beneficially owned indirectly, by the Trust.

(e)  Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Other than as described above, to the knowledge of the trust, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

Not Applicable.

SIGNATURES
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
The Sorensen Family Trust dated 12/3/1994

Dated: December 13, 2017	/s/ Asael T. Sorenson, Jr.
Name: Asael T. Sorensen, Jr., Trustee

SEC/1212